SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               25 February, 2008


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 25 February, 2008 re: Publication of Prospectus







               Publication of Supplementary Prospectus



The following Supplementary Prospectus has been approved by the UK Listing Authority and is available for viewing:



Supplementary Prospectus dated 25 February 2008 (the "Supplementary Prospectus") relating to the GBP25,000,000,000 Euro Medium Term Note Programme of Lloyds TSB Bank plc.



The Supplementary Prospectus should be read and construed in conjunction with the Prospectus dated 12 June 2007, as supplemented by the supplementary prospectus dated 1 August 2007 (together, the "Prospectus").



To view the Supplementary Prospectus and the documents incorporated by reference therein, please paste the following URLs into the address bar of your browser:




http://www.rns-pdf.londonstockexchange.com/rns/6798o_-2008-2-25.pdf


http://www.rns-pdf.londonstockexchange.com/rns/6798o_1-2008-2-25.pdf


http://www.rns-pdf.londonstockexchange.com/rns/6798o_2-2008-2-25.pdf


The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact

The Press Office

Tel:      +44 20 7356 2493
Fax:      +44 20 7356 2494

Investor Relations
Michael Oliver

Tel:      +44 20 7356 1273

E-mail:   investor.relations@ltsb-finance.co.uk

Lloyds TSB Bank plc
Head Office
25 Gresham Street
London
EC2V 7HN



Disclaimer - Intended Addressees

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     25 February, 2008